EX 99.28(d)(9)(ii)

Amendment

to the Investment Sub-Advisory Agreement Among

Jackson National Asset Management, LLC,

Epoch Investment Partners, Inc., and

Jackson Variable Series Trust

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), Epoch Investment Partners, Inc., a Delaware corporation and registered investment adviser (“Sub-Adviser”), and Jackson Variable Series Trust, a Massachusetts business trust (“Trust”).

Whereas, the Adviser, the Sub-Adviser, and the Trust entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015 (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to an investment portfolio of the Trust, as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. “Management.”

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

The following shall be inserted as sub-paragraph o) in Section 3. “Management.” under the heading entitled: “The Sub-Adviser further agrees that it:”

o)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser’s duties under this Agreement. The Sub-Adviser shall, at its expense, bear any reasonable fees or costs of the Adviser, the Fund, and/or any Trustee of the Fund associated with formal regulatory investigations (excluding routine or sweep exams in the ordinary course) or litigation arising from or pertaining to (i) the services provided by the Sub-Adviser under the Agreement (but excluding regulatory investigations or litigation that arise from or pertain to the services provided and/or fees charged by the Adviser); and (ii) the Sub-Adviser’s general business operations that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund.  The Sub-Adviser’s aggregate liability to the Adviser for all fees and costs under this section shall not exceed the aggregate fees paid by Adviser to Sub-Adviser during the prior 6 months. Notwithstanding the foregoing, the limitations of liability set forth above shall not apply to any indemnification obligations hereunder.

In Witness Whereof, the Adviser, the Sub-Adviser, and the Trust have caused this Amendment to be executed as of this 23 day of December, 2016, effective December 14, 2016.

Jackson National Asset Management, LLC		Epoch Investment Partners, Inc.

By:	/s/ Mark D. Nerud	By:	/s/ David A. Barnett
Name:	Mark D. Nerud	Name:	David A. Barnett
Title:	President and CEO	Title:	Managing Attorney

Jackson Variable Series Trust

By:	/s/ Adam C. Lueck
Name:	Adam C. Lueck
Title:	Assistant Secretary